SCHNEIDER WEINBERGER & BEILLY, LLP

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telephone (561) 362-9595

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email: jim@swblaw.net

June 13, 2008

‘CORRESP’

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mark P. Shuman, Branch Chief - Legal

Jay Ingram

Katherine Wray

Re:	Spare Backup, Inc. (the “Company”)
Preliminary Information Statement on Schedule 14C
Filed June 3, 2008
File No. 000-30587

Ladies and Gentlemen:

The Company is in receipt of the staff’s letter dated June 9, 2008 on the above-referenced filing. Following are the Company’s responses to the staff’s comment.

General

1.

You state that the corporate actions described in your information statement have been approved by the holders of a majority of the outstanding shares of your voting securities. Please tell us the sequence of events through which you obtained the requisite majority consents for the amendments to your articles of incorporation to increase the number of authorized shares of common stock and to effect the reverse stock split of your outstanding shares of common stock. In your response letter, identify the stockholders from whom consents were obtained who are not officers, directors, 10% shareholders or their affiliates. In this regard, we note that your beneficial ownership table indicated that your officers, directors and 10% shareholders hold, in the aggregate, only 34.7% of the company’s outstanding voting securities. Please provide the analysis supporting your conclusion that the consents were obtained without engaging in a solicitation, as defined in Rule 14a-1(l)under the Exchange Act.

RESPONSE:    Based upon informal discussions with the staff, the Company has determined that it will hold a special meeting of its stockholders to seek approval for the increase in the authorized common shares and potential reverse stock split. Concurrently, the Company has filed a preliminary proxy statement on Schedule 14A. We will provide courtesy copies of same to Ms. Wray.

We trust the foregoing adequately responds to the staff’s comments.

Sincerely,

/s/ James M. Schneider

James M. Schneider

cc:	Mr. Cery Perle